National HealthCare Corporation

100 East Vine Street

Murfreesboro, TN 37130

August 15, 2013

VIA EDGAR

Mr. Gregory Dundas

Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:

National HealthCare Corporation

Form 10-K for the Fiscal Year ended December 31, 2012

Filed February 5, 2013

Form 10-Q for the Fiscal Quarter Ended March 31, 2013

Filed May 8, 2013

File No. 001-13489

Dear. Mr. Dundas,

This is a written request for an extension of the time allowed for National HealthCare Corporation (the “Company”) to respond to your letter dated July 18, 2013 regarding the Company’s filing referenced above.  Unfortunately, the Company was not aware of the letter until August 12, 2013.  In addition, both Mr. John K. Lines, the Company’s Senior Vice President and General Counsel and Secretary, and I have been out of the office over the last week.  Therefore, we respectfully request that you allow the Company to file its response to your letter on or before August 26, 2013.  We spoke to Joseph M. Kempf today, and he indicated that there was not a problem with this request provided we filed a written request by EDGAR.

The Company is committed to fully complying with the SEC disclosure requirements.  We would like a little more time to ensure that we can adequately respond to each item in your comment letter.  If you have any problems or concerns with receiving our response on or before August 26, 2013, please call me at (615) 890-2020 to discuss.

Sincerely,

NATIONAL HEALTHCARE CORPORATION

/s/ Donald K. Daniel

Donald K. Daniel

Senior Vice President and

Principal Accounting Officer

DKD/krh

cc Joseph M. Kempf